Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Years Ended December 31
	2013	2012	2011	2010	2009
Fixed charges, as defined:
Interest charges	$75,409	$73,633	$69,591	$72,010	$61,361
Amortization of debt expense and premium - net	3,813	3,803	4,617	4,414	5,673
Interest portion of rentals	2,762	2,717	2,154	2,027	1,874

Total fixed charges	$81,984	$80,153	$76,362	$78,451	$68,908

Earnings, as defined:
Pre-tax income from continuing operations	$175,524	$120,061	$160,171	$146,105	$134,971
Add (deduct):
Capitalized interest	(3,676)	(2,401)	(2,942)	(298)	(545)
Total fixed charges above	81,984	80,153	76,362	78,451	68,908

Total earnings	$253,832	$197,813	$233,591	$224,258	$203,334

Ratio of earnings to fixed charges	3.10	2.47	3.06	2.86	2.95